Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

March 10, 2023

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

FAIRFAX FINANCIAL HOLDINGS LIMITED

FAIRFAX FINANCIAL HOLDINGS LIMITED — 2022 ANNUAL INFORMATION FORM

TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE

	Page Reference
	Annual Information Form	2022 Annual Report(1)	Management Proxy Circular(2)
CORPORATE STRUCTURE	3
DESCRIPTION OF THE BUSINESS	5	2-4, 47-125, 127-201
GENERAL DEVELOPMENT OF THE BUSINESS	6	6-34, 82-88, 94-97
RISK FACTORS	6	97-114, 187-201
DIVIDENDS	7
CAPITAL STRUCTURE	7
MARKET FOR SECURITIES	10
DIRECTORS AND OFFICERS	14
LEGAL PROCEEDINGS	17	91-92
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17
TRANSFER AGENTS AND REGISTRARS	17
MATERIAL CONTRACTS	17
INTERESTS OF EXPERTS	17
AUDIT COMMITTEE	17		22
ADDITIONAL INFORMATION	18

(1)Incorporated by reference from the Fairfax Financial Holdings Limited 2022 Annual Report (the “2022 Annual Report”).
(2)	Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 10, 2023 (the “Management Proxy Circular”).

Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2022. As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form are reported in U.S. dollars unless otherwise noted.

Copies of this Annual Information Form, as well as copies of the 2022 Annual Report and the Management Proxy Circular (parts of which are incorporated herein by reference), may be obtained from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR at www.sedar.com. See “Additional Information”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

CORPORATE STRUCTURE

Name, Address and Incorporation

Fairfax Financial Holdings Limited (“Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Intercorporate Relationships

The following is a list of our principal subsidiaries. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned, directly or through another subsidiary, as of December 31, 2022 unless otherwise noted.

Name	Jurisdiction of Incorporation
Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Federated Insurance Company of Canada	Canada
Northbridge General Insurance Corporation	Canada
Verassure Insurance Company	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
First Mercury Insurance Company	Delaware
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Zenith National Insurance Corp.	Delaware
Zenith Insurance Company	California
Asian insurance subsidiaries
Falcon Insurance Company (Hong Kong) Limited	Hong Kong
Fairfirst Insurance Limited (78.00% owned)	Sri Lanka
PT Asuransi Multi Artha Guna Tbk (80.31% owned)	Indonesia
The Pacific Insurance Berhad (85.00% owned)	Malaysia
Other insurance subsidiaries
Bryte Insurance Company Ltd	South Africa
Colonnade Insurance S.A.	Luxembourg
Eurolife FFH General Insurance Single Member S.A. (80.00% owned)	Greece
Eurolife FFH Life Insurance Single Member S.A. (80.00% owned)	Greece
Fairfax Brasil Seguros Corporativos S.A.	Brazil
Fairfax Latin America Ltd.	Canada
SBS Seguros Colombia S.A.	Colombia
Southbridge Compañía de Seguros Generales S.A.	Chile
La Meridional Compañía Argentina de Seguros S.A. (99.99% owned)	Argentina
SBI Seguros Uruguay S.A.	Uruguay
Limited Liability Company “FFH Ukraine Holdings” (69.97% owned)	Ukraine
ARX Insurance Company Private Joint Stock Company (99.98% owned)(a)	Ukraine
ARX Life Insurance Company Additional Liability Company (99.98% owned)(a)	Ukraine
Private Joint-Stock Company “Insurance Company “Universalna” (99.99% owned)(a)	Ukraine

FAIRFAX FINANCIAL HOLDINGS LIMITED

Name	Jurisdiction of Incorporation
Reinsurance and insurance subsidiaries
Allied World Assurance Company Holdings, Ltd (82.87% owned)	Bermuda
Allied World Assurance Company, Ltd	Bermuda
Allied World Assurance Company (Europe) dac	Ireland
Allied World Assurance Company, AG	Switzerland
Allied World Assurance Holdings (U.S.) Inc.	Delaware
Allied World National Assurance Company	New Hampshire
Allied World Insurance Company	New Hampshire
Allied World Assurance Company (U.S.) Inc.	Delaware
Allied World Specialty Insurance Company	Delaware
Allied World Surplus Lines Insurance Company	Arkansas
Vantapro Specialty Insurance Company	Arkansas
Brit Limited (86.20% owned)	England and Wales
Brit Insurance Holdings Limited	England and Wales
Brit Reinsurance (Bermuda) Limited	Bermuda
Brit Syndicates Limited	England and Wales
CRC Reinsurance Limited	Barbados
Connemara Reinsurance Company Ltd.	Barbados
Odyssey Group Holdings, Inc. (90.01% owned)	Delaware
Odyssey Reinsurance Company	Connecticut
Greystone Insurance Company	Connecticut
Hudson Insurance Company	Delaware
Newline Holdings UK Limited	England and Wales
Newline Corporate Name Limited	England and Wales
Newline Insurance Company Limited	England and Wales
Newline Europe Versicherung AG	Germany
Odyssey Re Europe Holdings S.A.S.	France
Odyssey Re Europe S.A.	France
Odyssey Reinsurance (Barbados) Ltd.	Barbados
Polskie Towarzystwo Reasekuracji Spólka Akcyjna	Poland
Singapore Reinsurance Corporation Limited	Singapore
Wentworth Insurance Company Ltd.	Barbados
Runoff subsidiaries
TIG Insurance Company	California
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Other non-insurance and non-reinsurance subsidiaries
AGT Food and Ingredients Inc. (59.56% owned)	Ontario
Boat Rocker Media Inc.(b)	Ontario
Dexterra Group Inc. (48.72% owned)	Alberta
FAIRVentures Inc.	Canada
Fairfax India Holdings Corporation(c)	Canada
National Commodities Management Services Limited (89.49% owned)	India
Farmers Edge Inc. (61.29% owned)	Manitoba
Grivalia Hospitality S.A. (78.40% owned)	Greece
Helios Fairfax Partners Corporation(d)	Canada
Kitchen Stuff Plus, Inc. (55.00% owned)	Ontario
McEwan Enterprises Inc. (55.00% owned)	Ontario
Praktiker Hellas Trading Single Member SA	Greece
Recipe Unlimited Corporation (84.03% owned) (e)	Ontario
Sporting Life Group Limited (88.52% owned)	Canada

FAIRFAX FINANCIAL HOLDINGS LIMITED

Name	Jurisdiction of Incorporation
Golf Town Limited	Canada
Sporting Life Inc.	Ontario
Thomas Cook (India) Limited (73.35% owned)	India
Sterling Holiday Resorts Limited	India
Trooh Media Inc. (65.00% owned)	Delaware
William Ashley China Corporation	Canada

(a)	The remaining shares of this company are held by other wholly-owned subsidiaries of Fairfax.
(b)	The multiple voting shares of Boat Rocker Media Inc. (“Boat Rocker”) held by Fairfax represent approximately 56.09% of the voting rights and 44.93% of the equity interest in Boat Rocker.
(c)	The multiple voting shares of Fairfax India Holdings Corporation (“Fairfax India”) held by Fairfax represent approximately 94.98% of the voting rights and 41.64% of the equity interest in Fairfax India. Inclusive of applicable shares held through Fairfax’s investment in Asset Value Loan Notes entered into with RiverStone (Barbados) Ltd. and further described in Note 23 (Acquisitions and Divestitures) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report.
(d)	The multiple voting shares of Helios Fairfax Partners Corporation (“Helios Fairfax”) (formerly Fairfax Africa Holdings Corporation) held by Fairfax represent approximately 53.35% of the voting rights and 34.48% of the equity interest in Helios Fairfax. Inclusive of applicable shares held through Fairfax’s investment in Asset Value Loan Notes entered into with RiverStone (Barbados) Ltd. and further described in Note 23 (Acquisitions and Divestitures) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report.
(e)	Inclusive of applicable shares held through Fairfax’s investment in Asset Value Loan Notes entered into with RiverStone (Barbados) Ltd. and further described in Note 23 (Acquisitions and Divestitures) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report.

DESCRIPTION OF THE BUSINESS

Overview

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. Fairfax’s corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. We seek to differentiate ourselves by combining disciplined underwriting with the investment of our assets on a total return basis.

The financial performance of a property and casualty company is determined by two principal factors: (i) the operating results of the insurance operations, which is determined by the level of premiums collected in relation to claims and operating costs, and (ii) the returns generated by the investment portfolios of the insurers.

Our insurance and reinsurance companies operate on a decentralized basis, with autonomous management teams applying a focused underwriting strategy to their markets. Our subsidiaries provide a full range of property and casualty products, maintaining a diversified portfolio of risks across all classes of business, geographic regions, and types of insureds.

Our investments are centrally managed for all the Fairfax group of companies by Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”), a wholly-owned subsidiary of Fairfax. Hamblin Watsa emphasizes a conservative value investment philosophy, seeking to invest assets on a total return basis, which includes realized and unrealized gains over the long term.

Since 2011, we have acquired companies that are in industries other than insurance and reinsurance where the companies met our investment criteria. Such companies are run on a decentralized basis with autonomous management.

For a full description of our business see our corporate profile, the notes to our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations, all in our 2022 Annual Report.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and we believe that they will remain highly competitive for the foreseeable future. Competition in our industry is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling efforts, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than we do. We also are aware that other financial institutions, such as banks, are now able to offer services similar to those offered by our insurance subsidiaries. In addition, in recent years we have seen the creation of alternative products from capital markets participants that are intended to compete with reinsurance products.

Cycles of Insurance

Demand for insurance and reinsurance is influenced significantly by the underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, known as a soft insurance market, when companies may underprice business to gain market share. Such inadequate pricing reduces underwriting margins. When excess capital is removed from the industry, it leads to periods when shortages of underwriting capacity have permitted attractive premium levels. This is known as a hard insurance market. We expect to continue to experience the effects of this cyclicality.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

Employees

As at December 31, 2022, Fairfax (the holding company) had 40 employees and our subsidiaries had in aggregate approximately 47,000 full-time employees.

GENERAL DEVELOPMENT OF THE BUSINESS

Over the past three completed financial years our total assets have increased from $74.1 billion as at December 31, 2020 to $92.1 billion as at December 31, 2022. Common shareholders’ equity was $12.5 billion, $15.0 billion and $15.3 billion as at December 31, 2020, 2021 and 2022, respectively. For the year ended December 31, 2020, Fairfax had income of $19.8 billion and net earnings attributable to shareholders of Fairfax of $218.4 million. For the year ended December 31, 2021, Fairfax had income of $26.5 billion and net earnings attributable to shareholders of Fairfax of $3.4 billion. For the year ended December 31, 2022, Fairfax had income of $28.1 billion and net earnings attributable to shareholders of Fairfax of $1.1 billion.

For a description of the recent developments of our company, see our Chairman’s letter to shareholders in our 2022 Annual Report. For a description of our acquisitions and divestitures over the last three years, see Note 23 (Acquisitions and Divestitures) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report. For a description of our capital transactions, see Note 16 (Total Equity) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report. For a description of our debt profile, see Note 15 (Borrowings) to our consolidated financial statements in our 2022 Annual Report and our 2021 Annual Report.

FAIRFAX FINANCIAL HOLDINGS LIMITED

RISK FACTORS

We have identified certain risks and uncertainties to which our business, operations and financial condition are subject, which are described under “Issues and Risks” on pages 189-201 of our 2022 Annual Report. Additional risks and uncertainties not known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition. An explanation of our risk management approach can be found in Note 24 (Financial Risk Management) to our consolidated financial statements in our 2022 Annual Report.

DIVIDENDS

We have declared the following dividends since 2020 on our subordinate voting shares and multiple voting shares (collectively, the “Equity Shares”):

●	On January 3, 2020, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2020.
●	On January 5, 2021, we declared a dividend of $10.00 per Equity Share, payable on January 28, 2021.
●	On January 5, 2022, we declared a dividend of $10.00 per Equity Share, payable on January 27, 2022.
●	On January 4, 2023, we declared a dividend of $10.00 per Equity Share, payable on January 26, 2023.

The dividends were payable in U.S. dollars. Future dividends on our Equity Shares, if any, are expected to be paid in U.S. currency.

Dividends of CDN$1.17725 per Series C preferred share were paid to holders of our Series C preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$1.02017, CDN$0.81743 and CDN$1.13169 per Series D preferred share were paid to holders of our Series D preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.778694, CDN$0.795752 and CDN$0.795752 per Series E preferred share were paid to holders of our Series E preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.77201, CDN$0.56992 and CDN$0.88487 per Series F preferred share were paid to holders of our Series F preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.80725, CDN$0.74050 and CDN$0.74050 per Series G preferred share were paid to holders of our Series G preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.87227, CDN$0.66992 and CDN$0.9846 per Series H preferred share were paid to holders of our Series H preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.927, CDN$0.831752 and CDN$0.831752 per Series I preferred share were paid to holders of our Series I preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$0.94497, CDN$0.74242 and CDN$1.0569 per Series J preferred share were paid to holders of our Series J preferred shares during each of 2020, 2021 and 2022, respectively.

Dividends of CDN$1.167752, CDN$1.167752 and CDN$1.237877 per Series K preferred share were paid to holders of our Series K preferred shares during each of 2020, 2021 and 2022, respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Dividends of CDN$1.234939, CDN$1.250752 and CDN$1.250752 per Series M preferred share were paid to holders of our Series M preferred shares during each of 2020, 2021 and 2022, respectively.

The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

CAPITAL STRUCTURE

General Description

For a general description of our capital structure please see “Description of Subordinate Voting Shares and Preferred Shares” on pages 54-65 of our short form base shelf prospectus dated October 8, 2021 filed with the Canadian securities regulatory authorities and incorporated herein by reference.

For a general description of each series of our preferred shares see our prospectus supplements referenced below, each of which has been filed with the Canadian securities regulatory authorities and is incorporated herein by reference:

●	For the Series C preferred shares, see “Description of the Series C Shares” at pages S-11 to S-15 of our prospectus supplement dated September 29, 2009;
●	For the Series D preferred shares, see “Description of the Series D Shares” at pages S-15 to S-19 of our prospectus supplement dated September 29, 2009;
●	For the Series E preferred shares, see “Description of the Series E Shares” at pages S-11 to S-14 of our prospectus supplement dated January 25, 2010;
●	For the Series F preferred shares, see “Description of the Series F Shares” at pages S-15 to S-18 of our prospectus supplement dated January 25, 2010;
●	For the Series G preferred shares, see “Description of the Series G Shares” at pages S-12 to S-15 of our prospectus supplement dated July 21, 2010;
●	For the Series H preferred shares, see “Description of the Series H Shares” at pages S-16 to S-19 of our prospectus supplement dated July 21, 2010;
●	For the Series I preferred shares, see “Description of the Series I Shares” at pages S-12 to S-15 of our prospectus supplement dated September 28, 2010;
●	For the Series J preferred shares, see “Description of the Series J Shares” at pages S-15 to S-19 of our prospectus supplement dated September 28, 2010;
●	For the Series K preferred shares, see “Description of the Series K Shares” at pages S-13 to S-17 of our prospectus supplement dated March 14, 2012; and
●	For the Series M preferred shares, see “Description of the Series M Shares” at pages S-21 to S-25 of our prospectus supplement dated February 24, 2015.

Our short form base shelf prospectus and prospectus supplements are available on SEDAR at www.sedar.com.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As at December 31, 2022, we had the following classes and series of shares issued and outstanding:

Securities Outstanding
Multiple Voting Shares	1,548,000
Subordinate Voting Shares	24,598,380
Series C Preferred Shares	7,515,642
Series D Preferred Shares	2,484,358
Series E Preferred Shares	5,440,132
Series F Preferred Shares	2,099,046
Series G Preferred Shares	7,719,843
Series H Preferred Shares	2,280,157
Series I Preferred Shares	10,420,101
Series J Preferred Shares	1,579,899
Series K Preferred Shares	9,500,000
Series M Preferred Shares	9,200,000

Ratings

Long Term Debt

As of the date hereof, our senior, unsecured long term debt has been assigned a rating of BBB with a stable outlook by Standard & Poor’s Ratings Services (“S&P”). Moody’s Investors Service (“Moody’s”) has assigned a Baa3 rating with a stable outlook on our senior unsecured long term debt. DBRS Morningstar (“DBRS”) has assigned a BBB (high) rating with a positive outlook on our senior unsecured long term debt. A.M. Best (“A.M. Best”) has assigned a rating of bbb with a positive outlook on our senior unsecured long term debt.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. The addition of a plus (+) or minus (−) designation after a rating indicates the relative standing within a particular rating category.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa3 by Moody’s is the fourth highest of nine categories and is assigned to debt securities that are subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.

The DBRS credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (high) is in the fourth highest category of ten categories and is assigned to debt that is considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A.M. Best credit ratings are on a long term debt rating scale that ranges from aaa to c, which represents the range from highest to lowest quality of such securities rated. A rating of bbb is the fourth highest category of nine categories and is assigned to debt where there is a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions. The assignment of a plus (+) or minus (−) designation after a rating indicates whether the credit quality is near the top or bottom of a particular rating category.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred Shares

Our preferred shares have been assigned the following ratings:

Series of Preferred Shares	S&P Rating	DBRS Rating	Moody’s Rating	AM Best Rating
Series C preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series D preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series E preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series F preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series G preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series H preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series I preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series J preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series K preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+
Series M preferred shares	P-3 (High)	Pfd-3 (high)	Ba2 (hyb)	bb+

S&P’s preferred share rating scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale. The rating scale ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. A rating of P-3 (High) by S&P is the third highest of eight categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation. The ratings from P-1 to P-5 may be modified by a “High” or “Low” designation which indicate relative standing within the major rating categories.

The DBRS preferred share rating scale reflects an opinion on the risk that an issuer will not fulfill its full obligations with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. The Pfd-3 (high) rating is the third highest of six categories used by DBRS for preferred shares and is assigned to securities of adequate credit quality. While the protection of dividends and principal is considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

The Ba2 rating is the fifth highest of the nine categories used by Moody’s for hybrid securities and is assigned to securities judged to be speculative and subject to substantial credit risk. The modifier “2” indicates that the obligation ranks in the middle of the “Ba” rating category. The “hyb” indicator is appended to ratings of hybrid securities to signal their allowance for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairments if such an omission occurs.

The bb+ rating is the fifth highest category used by A.M. Best for hybrid securities and is assigned to issues with fair credit characteristics, generally due to a moderate margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a vulnerability to economic changes or other conditions. The assignment of a plus (+) or minus (−) designation after a rating indicates whether the credit quality is near the top or bottom of a category.

These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to our debt and preferred shares by the rating agencies are not recommendations to purchase, hold or sell any security in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure. We have paid customary rating fees to S&P, Moody’s, DBRS and A.M. Best in connection with the above-mentioned ratings. In addition, we have made customary payments in respect of certain other services provided to us by S&P, Moody’s and A.M. Best during the last two years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

MARKET FOR SECURITIES

Trading Price and Volume

Our subordinate voting shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and trade in Canadian dollars under the symbol “FFH” and in U.S. dollars under the symbol “FFH.U”. Our Series C preferred shares are listed on the TSX under the symbol “FFH.PR.C”, our Series D preferred shares are listed on the TSX under the symbol “FFH.PR.D”, our Series E preferred shares are listed on the TSX under the symbol “FFH.PR.E”, our Series F preferred shares are listed on the TSX under the symbol “FFH.PR.F”, our Series G preferred shares are listed on the TSX under the symbol “FFH.PR.G”, our Series H preferred shares are listed on the TSX under the symbol “FFH.PR.H”, our Series I preferred shares are listed on the TSX under the symbol “FFH.PR.I”, our Series J preferred shares are listed on the TSX under the symbol “FFH.PR.J”, our Series K preferred shares are listed on the TSX under the symbol “FFH.PR.K”, and our Series M preferred shares are listed on the TSX under the symbol “FFH.PR.M”. The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares and preferred shares on the TSX for the periods indicated:

Subordinate Voting Shares

Month	High	Low	Close	Trading Volume
January, 2022	649.50	585.36	613.80	3,943,259
February, 2022	700.00	601.14	614.45	1,268,718
March, 2022	685.98	569.62	682.03	1,405,609
April, 2022	716.59	666.47	705.87	986,380
May, 2022	709.93	653.00	701.97	1,016,850
June, 2022	704.00	623.54	682.10	967,112
July, 2022	707.91	651.18	689.80	645,757
August, 2022	693.83	640.00	654.74	953,266
September, 2022	664.55	612.00	630.89	912,018
October, 2022	678.36	612.00	669.09	653,355
November, 2022	786.00	657.62	771.78	885,833
December, 2022	815.01	763.74	802.07	859,183

Series C Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	24.09	23.00	23.46	87,734
February, 2022	23.97	23.00	23.62	115,445
March, 2022	23.53	22.83	23.08	198,956
April, 2022	23.15	20.36	21.24	109,897
May, 2022	22.22	20.71	22.22	136,394
June, 2022	22.65	19.75	20.55	113,014
July, 2022	20.85	19.76	20.65	73,885
August, 2022	21.92	20.37	21.25	60,802
September, 2022	21.36	19.01	19.14	78,702
October, 2022	19.41	18.12	18.99	87,707
November, 2022	19.01	17.41	17.59	125,882
December, 2022	18.54	17.10	17.40	159,465

FAIRFAX FINANCIAL HOLDINGS LIMITED

Series D Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	22.95	22.15	22.51	18,065
February, 2022	23.45	22.55	22.71	22,488
March, 2022	23.35	22.55	22.90	24,536
April, 2022	23.01	20.85	21.03	16,491
May, 2022	21.71	21.03	21.40	6,920
June, 2022	22.15	20.85	21.40	24,206
July, 2022	21.49	19.91	20.29	13,052
August, 2022	21.48	20.00	21.48	15,296
September, 2022	21.49	19.60	19.60	6,742
October, 2022	19.98	18.81	19.31	15,150
November, 2022	19.25	18.54	18.80	22,468
December, 2022	19.15	17.60	18.30	45,064

Series E Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	18.70	17.73	18.01	36,428
February, 2022	18.18	17.65	17.68	17,697
March, 2022	18.05	17.10	17.80	29,475
April, 2022	17.70	15.69	16.38	30,466
May, 2022	16.64	15.71	16.51	104,747
June, 2022	16.91	15.28	15.80	20,557
July, 2022	15.80	14.28	14.79	13,981
August, 2022	15.78	14.85	15.40	15,881
September, 2022	15.40	14.41	14.41	32,455
October, 2022	14.51	14.00	14.43	35,364
November, 2022	14.88	13.81	14.00	87,034
December, 2022	14.29	13.15	13.22	102,731

Series F Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	17.99	17.21	17.50	26,098
February, 2022	17.65	17.12	17.30	25,500
March, 2022	17.75	16.81	17.75	52,815
April, 2022	17.80	16.20	16.70	44,737
May, 2022	16.70	16.28	16.61	40,720
June, 2022	17.35	16.10	16.60	50,984
July, 2022	16.69	15.53	16.03	43,891
August, 2022	17.00	16.01	17.00	10,394
September, 2022	17.35	16.30	16.30	68,260
October, 2022	16.39	16.15	16.15	63,505
November, 2022	16.50	15.76	16.20	26,300
December, 2022	16.34	15.64	16.09	39,900

FAIRFAX FINANCIAL HOLDINGS LIMITED

Series G Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	19.63	18.65	18.96	52,975
February, 2022	19.40	18.34	18.40	110,147
March, 2022	19.05	17.77	18.58	75,275
April, 2022	18.62	16.09	16.50	103,617
May, 2022	16.93	15.87	16.75	185,605
June, 2022	17.41	15.60	15.89	193,367
July, 2022	15.90	14.85	15.55	60,075
August, 2022	16.50	15.50	16.10	86,221
September, 2022	15.95	14.76	14.90	100,519
October, 2022	14.98	14.32	14.68	59,171
November, 2022	14.78	13.55	14.15	56,865
December, 2022	14.69	13.35	13.60	249,530

Series H Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	19.25	18.68	19.11	53,946
February, 2022	19.53	19.00	19.00	66,996
March, 2022	19.98	18.60	19.56	38,218
April, 2022	19.65	17.90	18.20	59,145
May, 2022	18.39	17.81	18.20	113,419
June, 2022	19.29	17.80	18.29	23,783
July, 2022	18.30	17.60	17.63	4,211
August, 2022	19.19	16.96	19.00	24,100
September, 2022	19.50	17.26	17.99	17,889
October, 2022	18.11	17.41	17.55	28,345
November, 2022	17.50	16.94	17.10	13,394
December, 2022	17.45	16.15	16.71	85,936

Series I Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	20.88	19.99	20.35	126,982
February, 2022	20.62	19.27	19.63	88,646
March, 2022	20.03	19.00	19.72	143,005
April, 2022	19.70	17.00	17.85	208,750
May, 2022	18.30	17.06	18.30	222,660
June, 2022	18.89	16.79	17.21	78,466
July, 2022	17.30	15.85	16.70	80,732
August, 2022	17.80	16.50	17.30	120,311
September, 2022	17.40	15.51	15.65	69,967
October, 2022	15.88	15.00	15.59	87,316
November, 2022	15.65	14.78	14.95	64,844
December, 2022	15.70	14.26	14.47	356,528

FAIRFAX FINANCIAL HOLDINGS LIMITED

Series J Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	20.97	20.02	20.55	20,425
February, 2022	21.20	20.47	20.77	29,230
March, 2022	21.80	20.20	21.50	42,060
April, 2022	21.65	19.60	20.10	83,612
May, 2022	20.25	19.80	20.15	36,260
June, 2022	21.50	19.49	20.15	35,559
July, 2022	20.03	18.70	18.90	18,222
August, 2022	20.00	18.70	20.00	11,194
September, 2022	20.53	18.53	18.70	16,772
October, 2022	18.70	17.50	17.90	17,154
November, 2022	18.09	17.51	17.71	19,875
December, 2022	17.91	17.11	17.35	28,137

Series K Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	24.93	24.33	24.59	90,175
February, 2022	24.85	24.15	24.55	211,551
March, 2022	24.64	23.85	24.30	510,259
April, 2022	24.44	20.30	21.80	126,392
May, 2022	22.60	21.22	22.58	108,490
June, 2022	23.30	19.80	20.75	271,964
July, 2022	21.20	20.00	21.15	98,716
August, 2022	22.16	21.00	21.56	106,293
September, 2022	21.62	19.10	19.10	73,179
October, 2022	19.90	18.20	19.06	104,199
November, 2022	19.30	18.35	18.78	142,830
December, 2022	19.69	17.90	18.40	181,324

Series M Preferred Shares

Month	High	Low	Close	Trading Volume
January, 2022	25.51	24.96	25.42	143,485
February, 2022	25.65	24.95	25.30	92,845
March, 2022	25.63	24.70	25.28	156,316
April, 2022	25.30	22.50	23.19	103,449
May, 2022	24.04	22.55	24.01	66,801
June, 2022	24.64	21.50	22.42	100,770
July, 2022	22.99	21.00	22.92	93,728
August, 2022	23.80	22.50	23.30	52,942
September, 2022	23.34	20.81	20.90	51,157
October, 2022	21.64	20.00	20.48	79,175
November, 2022	21.00	20.11	20.85	95,431
December, 2022	21.35	19.23	19.60	191,908

Prior Sales

On August 16, 2022, we completed the sale of US$750 million aggregate principal amount of 5.625% Senior Notes due 2032 at an issue price of 99.856%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Directors

Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and municipality of residence	Principal occupation during the last five years	Date first elected
Robert J. Gunn(a)(b)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
The Rt. Hon. David L. Johnston Ashton, Ontario	Independent Business Consultant and Corporate Director	2020
Karen L. Jurjevich Toronto, Ontario	Principal, Branksome Hall and Chief Executive Officer, Branksome Hall Global	2017
R. William McFarland(a)(d) Richmond Hill, Ontario	Chairman, The Conference Board of Canada. From July 2011 to June 2018, Chief Executive Officer and Senior Partner, PricewaterhouseCoopers LLP (Canada)	2019
Christine N. McLean Toronto, Ontario	Portfolio Manager, Fairbank Investment Management Limited. From July 2020 to February 2023, Corporate Director. From January 2018 to June 2020, Director of Research, Sprucegrove Investment Management Ltd.	2018
Timothy R. Price(a)(c) Toronto, Ontario	Chairman, Brookfield Funds, a division of Brookfield Corporation (formerly Brookfield Asset Management Inc.)	2010
Brandon W. Sweitzer(b)(c) Stuart, Florida, U.S.A.	Dean, Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science,St. John’s University	2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Name and municipality of residence	Principal occupation during the last five years	Date first elected
Lauren C. Templeton(a)(b) Lookout Mountain, Tennessee, U.S.A.	Founder and President, Templeton and Phillips Capital Management, LLC	2017
Benjamin P. Watsa Toronto, Ontario	Founder and Chief Executive Officer, Marval Capital Ltd.	2015
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice Chairman, Hamblin Watsa Investment Counsel Ltd.; Founder and Chairman, Fairfax India Holdings Corporation. From December 2016 to March 2021, Chairman, Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation). From July 1984 to September 2019, Vice President, Hamblin Watsa Investment Counsel Ltd.	1985
William C. Weldon North Palm Beach, Florida, U.S.A.	Corporate Director	2020

Notes:

(a)	Member of the Audit Committee (Chair — R. William McFarland)
(b)	Member of the Compensation Committee (Chair – Robert Gunn)
(c)	Member of the Governance and Nominating Committee (Chair – Robert Gunn)
(d)	Lead Director

Officers

Name and municipality of residence	Principal occupation during the last five years (office is with Fairfax, unless otherwise specified)	Office held
Jennifer Allen Ajax, Ontario

Vice President and Chief Financial Officer; Chief Financial Officer and Treasurer, Hamblin Watsa Investment Counsel Ltd.; Vice President, Fairfax India. From August 2019 to December 2020, Vice President, Fairfax Africa Holdings Corporation (currently, Helios Fairfax). From April 2018 to August 2019, Vice President. From August 2016 to August 2019, Chief Financial Officer, Fairfax India. From August 2018 to August 2019, Chief Financial Officer, Fairfax Africa Holdings Corporation (currently, Helios Fairfax)

Vice President and Chief Financial Officer
Bryan Bailey Toronto, Ontario	Vice President, Tax. From April 2017 to March 2022, Associate Vice President, Taxation	Vice President, Tax
Derek Bulas Toronto, Ontario	Vice President and Chief Legal Officer. From May 2015 to January 2023, General Counsel	Vice President and Chief Legal Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Peter Clarke Richmond Hill, Ontario

President and Chief Operating Officer; Senior Managing Director and Chief Risk Officer, Hamblin Watsa Investment Counsel Ltd. From February 2019 to February 2022, Vice President and Chief Operating Officer. From December 2006 to February 2019, Vice President and Chief Risk Officer. From March 2018 to September 2019, Vice President and Chief Risk Officer, Hamblin Watsa Investment Counsel Ltd.

President and Chief Operating Officer
Jean Cloutier Toronto, Ontario	Vice President, International Operations	Vice President and Chairman International
Vinodh Loganadhan Toronto, Ontario	Vice President, Administrative Services	Vice President, Administrative Services
Bradley Martin Toronto, Ontario	Vice President, Strategic Investments	Vice President, Strategic Investments
Olivier Quesnel Toronto, Ontario	Vice President and Chief Actuary. From January 2019 to June 2020, Chief Actuary. From May 2017 to January 2019, Associate Vice President, Corporate Actuary	Vice President and Chief Actuary
Thomas Rowe Toronto, Ontario	Vice President, Corporate Affairs. From January 2021 to January 2023, Senior Legal Counsel. From July 2016 to December 2020, Senior Legal Counsel, FairVentures Inc.	Vice President, Corporate Affairs
Eric Salsberg Toronto, Ontario	Vice President and Corporate Secretary. From January 1989 to January 2023, Vice President, Corporate Affairs	Vice President and Corporate Secretary
John Varnell Caledon, Ontario	Vice President, Corporate Development; Vice President, Corporate Affairs, Fairfax India Holdings Corporation. From May to August 2019, Interim Chief Financial Officer	Vice President, Corporate Development
Michael Wallace Oakville, Ontario	Vice President, Insurance Operations. From June 2015 to June 2020, President of Insurance, Pethealth Inc.	Vice President, Insurance Operations
V. Prem Watsa Toronto, Ontario

Chairman and Chief Executive Officer; Vice Chairman, Hamblin Watsa Investment Counsel Ltd.; Founder and Chairman, Fairfax India Holdings Corporation. From December 2016 to March 2021, Chairman, Helios Fairfax Partners Corporation (formerly Fairfax Africa Holdings Corporation). From July 1984 to September 2019, Vice President, Hamblin Watsa Investment Counsel Ltd.

Chairman and Chief Executive Officer

Directors and Officers — Ownership of Securities

As at December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 888,973 of our subordinate voting shares (3.9%) and 1,548,000 of our multiple voting shares (100%). As at such date, V. Prem Watsa, our Chairman and Chief Executive Officer, controlled shares representing 43.8% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 3.5% of the total votes attached to the subordinate voting shares). As of December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 8,900 of subordinate voting shares (0.03%) of Boat Rocker. As of December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 258,689 of subordinate voting shares (0.3%) of Dexterra Group Inc. As of December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 366,013 of the subordinate voting shares (0.3%) of Fairfax India. As of December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 111,340 of subordinate voting shares (0.3%) of Farmers Edge Inc. As of December 31, 2022, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 116,630 of the subordinate voting shares (0.2%) of Helios Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Conflicts of Interest

Each of R. William McFarland, Lauren C. Templeton, Benjamin P. Watsa and V. Prem Watsa, each a Director (and, in the case of V. Prem Watsa, a Director of Hamblin Watsa) and a Director of Fairfax India, will be required to disclose the nature and extent of his or her interest in, and is not entitled to vote on, any resolution to approve, any material contract or transaction or any proposed material contract or transaction between Fairfax and Fairfax India (or, in the case of V. Prem Watsa, between Fairfax and Hamblin Watsa) or any of their affiliates or any other entity in which Mr. McFarland, Ms. Templeton, Mr. Benjamin P. Watsa or Mr. V. Prem Watsa has an interest (unless the contract or transaction relates to his or her remuneration or an indemnity on liability insurance).

LEGAL PROCEEDINGS

A description of the legal proceedings to which we are a party during 2022 is included in Note 20 (Contingencies and Commitments) in our 2022 Annual Report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three-year period ending December 31, 2022 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our subordinate voting shares in Canada is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and in the United States is Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts, 02021. The transfer agent and registrar for our Series C preferred shares, Series D preferred shares, Series E preferred shares, Series F preferred shares, Series G preferred shares, Series H preferred shares, Series I preferred shares, Series J preferred shares, Series K preferred shares and Series M preferred shares is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

There are no contracts which are material to Fairfax, on a consolidated basis.

INTERESTS OF EXPERTS

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated March 10, 2023 in respect of Fairfax's consolidated financial statements as at December 31, 2022 and 2021 and for the two years in the period ended December 31, 2022 and on the effectiveness of internal control over financial reporting as at December 31, 2022. PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and have complied with the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

AUDIT COMMITTEE

A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are R. William McFarland (Chair), Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in National Instrument 52-110 — Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 10, 2023 under the heading “Audit Committee”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fees payable for the years ended December 31, 2022 and December 31, 2021 to our external auditor, PricewaterhouseCoopers LLP, and its member firms by us and our subsidiaries were CDN$48.0 million and CDN$44.7 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2022 and 2021 are detailed below.

	Year ended December 31, 2022	Year ended December 31, 2021
	(CDN $millions)	(CDN $millions)
Audit fees	$38.4	$35.8
Audit-related fees	4.7	5.3
Tax fees	4.4	2.8
All other fees	0.5	0.8
Total	$48.0	$44.7

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents and assistance with review of documents filed with regulatory authorities.

Audit-Related Fees

Audit-related fees include services that are (1) assurance and related services; and (2) reasonably related to the performance of the audit or review of Fairfax’s financial statements. Audit-related services include, among others: employee pension and benefit plan audits, accounting consultations,early audit work on IFRS 17 adoption and assurance services that are not required by statute or regulation, and services related to prospectus filings and special actuarial reviews.

Tax Fees

Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax and Value Added Tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of consulting fees related to assistance with respect to regulatory compliance matters and French translation of our continuous disclosure documents.

FAIRFAX FINANCIAL HOLDINGS LIMITED

ADDITIONAL INFORMATION

Additional information about our company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 10, 2023. Additional financial information is provided in our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022 and in pages 2-4 and 6-34 of our 2022 Annual Report.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Schedule A

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors on February 17, 2005, except the Addition of Paragraph 21 of Section 4 was

Approved by the Board of Directors on May 30, 2014

FAIRFAX FINANCIAL HOLDINGS LIMITED

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

1.Statement of Purpose

The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.

The Committee is responsible for assisting with the Board’s oversight of (1) the quality and integrity of Fairfax’s financial statements and related disclosure, (2) Fairfax’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).

2.Committee Membership

Members

The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.

Chair

The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.

Qualifications

All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.

Ex Officio Members and Management Attendance

The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.

3.Committee Operations

Frequency of Meetings

The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Agenda and Reporting to the Board

The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.

Secretary

The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

Minutes

The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.

Quorum

A quorum at any meeting will be a simple majority.

Procedure

The procedure at meetings will be determined by the Committee.

Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.

Absence of Chair

In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.

Exercise of Power Between Meetings

Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.

4.Committee Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

Independent Auditor’s Qualifications and Independence

1.	The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

FAIRFAX FINANCIAL HOLDINGS LIMITED

2.	The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.
3.	The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee’s responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.
4.	The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor’s internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor’s independence, all relationships between the independent auditor and Fairfax and the independent auditor’s objectivity and independence in accordance with the rules, policies and standards applicable to auditors.
5.	After reviewing the report referred to above and the independent auditor’s performance throughout the year, the Committee will evaluate the independent auditor’s qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax’s internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.
6.	The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.
7.	The Committee will ensure the regular rotation of members of the independent auditor’s team as required by law.
8.	The Committee will establish hiring policies for employees and former employees of its independent auditor.

Financial Statements and Financial Review

9.	The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all news releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review policies with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts, and review that information prior to its release.
10.	The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.	The Committee will oversee management’s design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).
12.	The Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including critical accounting principles and practices used and any significant changes to Fairfax’s selection or application of accounting principles, and major issues as to the adequacy of Fairfax’s internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of “pro forma” or “adjusted” non-GAAP information).
13.	The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.
14.	The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax’s financial statements.
15.	The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax’s subsidiaries will consult with the Committee, or in the case of Fairfax’s publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.
16.	The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax’s major financial risk exposures and the steps management has taken to monitor and control such exposures.
17.	The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.
18.	The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax’s financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

Additional Oversight

19.	The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee “hotline” for making anonymous submissions.
20.	The Committee will annually review the expenses of the CEO and the CFO.

FAIRFAX FINANCIAL HOLDINGS LIMITED

21.	The Committee will participate in the oversight of Fairfax’s insurance subsidiaries that are subject to the NAIC Model Audit Rules, as adopted by the respective insurers’ states of domicile, including through its interaction with their designated audit committees. If material weaknesses or significant deficiencies in internal control and/or significant solvency concerns are identified in such a subsidiary, at thresholds appropriate for the subsidiary, regardless of their materiality at the consolidated Fairfax level, the Committee will be involved in addressing these issues and will oversee their remediation. If any additional review and oversight responsibilities not included above are required to be performed by independent committees of the boards of directors of Fairfax’s insurance subsidiaries under state laws and regulations applicable to such insurers in their states or provinces of domicile were such insurers not part of Fairfax, and if any such subsidiary or its designated audit committee notifies the Committee of such required performance, then regardless of the materiality of the subject matter involved at the consolidated Fairfax level, the Committee will perform such additional review and oversight responsibilities.

5.Access to Advisors

The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.

7.Committee Evaluation

The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.